FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* VOLMERT, MELVIN J. 3337 E. RIDGEVIEW SPRINGFIELD, MO 65804		2. Issuer Name and Ticker or Trading Symbol PAUL MUELLER COMPANY ("MUEL")					3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####

4. Statement for (M/D/Y) March 7, 2003	5. If Amendment, Date of Original (M/D/Y)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)				7. Individual or Joint/Group Filing (Check applicable line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (M/D/Y)	2A. Deemed Execution Date, if any (M/D/Y)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Following Reported Transactions (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)		7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	A or D	Price
COMMON STOCK	3-07-03	A	V	750	A	31.00	3,094	D
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	3A. Deemed Execution Date, if any (M/D/Y)		4. Transaction Code (Instr. 8)		5. No. of Deriva- tive Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (M/D/Y)
					Code	V	A	D	Date Exercisable	Expiration Date
NON-EMPLOYEE DIRECTOR STOCK OPTION (RIGHT TO BUY)	29.25	7-25-02			A	V	700	X	(1)	7-25-12

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. No. of Derivative Securities Benefi- cially Owned Following Reported Transactions (Instr.4)			10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)			11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or No. of Shares
COMMON STOCK	700		700			D

Explanation of Responses: (1) The option vests and is exercisable in whole or in part beginning July 25, 2007.					/S/ MELVIN J. VOLMERT **Signature of Reporting Person				MARCH 7, 2003 Date

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.